Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:41 31 Mar 2003
                  Number 4112J






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      31 March 2003


Contact name
      Peter Highton


Telephone number
      +44 207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
Six Continents plc
Oxford Glycosciences plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:



In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code.If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129.
Email: monitoring@disclosure.org.uk


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Ordinary Shares


Date of disclosure
      31 March 2003


Date of dealing
      28 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      CVC Capital Partners Ltd


Total number of securities purchased
      27,995


Highest price paid*
      6.0670 GBP Sterling


Lowest price paid*
      6.0665 GBP Sterling


Total number of securities sold
      27,159


Highest price received*
      6.0685 GBP Sterling


Lowest price received*
      6.0685 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Oxford Glycosciences plc


Class of security
      Ordinary Shares


Date of disclosure
      31 March 2003


Date of dealing
      28 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased
      75,000


Highest price paid*
      1.8728 GBP Sterling


Lowest price paid*
      1.8728 GBP Sterling


Total number of securities sold
      100,000


Highest price received*
      1.8791 GBP Sterling


Lowest price received*
      1.8700 GBP Sterling


*Currency must be stated


END